Exhibit 99.1

ASX ANNOUNCEMENT

30 August 2013

Genetic Technologies receives Certification for New York State

Melbourne, Australia; 30 August 2013: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to announce that it has received its Clinical Laboratory Permit from the New York State Department of Health (“DoH”).  In late July, the Company’s Melbourne laboratories were inspected under New York’s DoH Clinical Laboratory Evaluation Program (“CLEP”) and, following the two-day audit, it subsequently received a Laboratory Evaluation Report with “No significant deficiencies”.  Thus, the permit was able to be issued immediately.

This permit allows the Company to test BREVAGenTM from residents of New York State - a densely populated state of nearly 20 million people - and completes the out of state licensures allowing the Company to provide testing services to all 50 US states.  The Company can now meet requests received from New York physicians to provide the BREVAGenTM test to patients as part of their clinical practice.  Phenogen Sciences Inc. (Genetic Technologies’ US subsidiary) will be appointing representatives in the near future to cover this state, with a particular emphasis on New York City.

The addition of this important territory will augment the current market adoption, which the Company notes is delivering significant increases in the number of test samples provided to the laboratory during the current quarter to date.

“This is a wonderful endorsement of the quality of our laboratory systems and the validation package provided by our highly qualified staff”, said CEO, Ms. Alison Mew.  “Importantly, it also allows women across the United States access to BREVAGenTM to deliver comprehensive breast health care.”

FOR FURTHER INFORMATION PLEASE CONTACT

Ms. Alison J. Mew	Laura Forman (USA)
Chief Executive Officer	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 103
Phone: +61 3 8412 7000

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (Code: GTG) and NASDAQ (Ticker: GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences Inc., offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.

For more information, please visit http://www.gtglabs.com and http://www.phenogensciences.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.